SEC MAIL SECURITIES
RECEIVED
MAR 2 7 2006
WASH., D.C. 213 SECTION PROCESSING

06008055

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GOVDESK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 TORRANCE BLVD., SUITE 3
(No. and Street)

REDONDO BEACH (City) CALIFORNIA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT REVELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED AND SWORN TO (OR AFFIRMED)
BEFORE ME THIS 6TH DAY OF Feb. 2006
BY ROBERT T. REVELEY
NOTARY PUBLIC

MIA MIONG H. LEU
COMM. #1401743
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 19, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4
Statement of Operations 5
Statement of Changes in Members' Equity 6
Statement of Cash Flows 7
Notes to Financial Statements. . . . . 8 – 11

ADDITIONAL INFORMATION

Computation of Net Capital 12
Computation for Determination of Reserve Requirement
Pursuant to Rule 15c3-3
Information for Possession or Control Requirements Under Rule 15c3-3 . 13
Supplemental Report on Internal Accounting Control . . . 14 – 15

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the statement of financial condition of Govdesk LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Govdesk LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 3, 2006

GOVDESK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$ 158,216
Due from clearing broker	106,978
Advances to officers	241,866
Other current assets	10,585
Investment in limited partnership fund	196,076
Furniture and equipment, net of accumulated depreciation of $ 22,570	11,243
	$ 724,964

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 42,246
Commissions payable	25,263
State taxes payable	6,000
Customer deposit	149,980
Total liabilities	223,489
Members' equity	501,475
	$ 724,964

See notes to financial statements.

GOVDESK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

REVENUES	
Commissions income	$ 1 911 022
Gain on investment in limited partnership fund	12,076
Interest	198
	1,923,296
EXPENSES	
	527,406
Compensation	591,166
Commissions	180,000
Research fees	20,895
Professional fees	58,140
Clearing costs	6,351
Regulatory fees	5,040
Depreciation	575,776
Other operating expenses	
	1,964,774
	(41,478)
LOSS BEFORE INCOME TAXES	
	6,800
INCOME TAXES	
	$ (48,278)
NET LOSS	

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2005

Balance, December 31, 2004	$ 549,753
Net loss	(48,278)
Balance, December 31, 2005	$ 501,475

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (48,278)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,040
Gain on investment in limited partnership fund	(12,076)
Change in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	25,499
Advances to officers	(30,230)
Other current assets	16,411
(Decrease) increase in:	
Accounts payable	35,156
Commissions payable	(27,717)
Customer deposit	149,980
Net adjustments	162,063
Net cash provided by operating activities	113,785
NET INCREASE IN CASH AND CASH EQUIVALENTS	113,785
CASH AND CASH EQUIVALENTS, December 31, 2004	44,431
CASH AND CASH EQUIVALENTS, December 31, 2005	$ 158,216

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Govdesk LLC (the Company) was formed as a Limited Liability Company in California in January, 1998, with a termination date of September 30, 2047. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Investment in Limited Partnership Fund

The Company's investment in limited partnership fund is carried at its prorata share of the fund's net assets.

NOTE A – Summary of Significant Accounting Policies (Continued)

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

The Company's receivables are from Tradition Asiel Securities, Inc. (Tradition), a broker –dealer and member of the Company as described in Note C.

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balances totaled $60,777.

NOTE C – Related Parties

Research Fees

The Company is affiliated with Seagate Research LLC (Seagate Research) and Seagate Global Advisors LLC. The officers of the Company are also officers and/or members of Seagate Research LLC and Seagate Global Advisors LLC. Seagate Research charges the Company fees for research services provided to the Company. For 2005, Seagate Research charged research fees of $ 180,000, of which $16,000 is included in accounts payable in the statement of financial condition. These amounts are included in research fees in the statement of operations. Also see Note D.

Investment in Limited Partnership

The Company owns a limited partnership interest in Seamax Partners Fund, L.P. (the Fund). The general partner and investment advisor of Seamax Partners Fund, L. P. is Seagate Global Advisors, LLC, another affiliate of the Company. The Fund invests in and trades financial instruments. The general partner and each limited partner share in the profits and losses in proportion to the Fund interest owned by each partner. No limited partner will become liable for obligations of the Fund in excess of its capital contributions and profits, if any, net of distributions. The Company's net investment in the Fund of $196,076 is carried at its prorata share of the Fund's net assets as indicated in its December 31, 2005 financial statements. Its increase in value of $12,076 is included as investment gain in the Company's statement of operations for the year ended December 31, 2005.

NOTE C – Related Parties (Continued)

Advance to Affiliate

During 2005, $6,000 was advanced to Seagate International Group, an affiliate of the Company and is included in other current assets in the statement of financial condition at December 31, 2005.

Advances to Officers

During the year ended December 31, 2005, the Company advanced a total of $241,866 to certain of its officers which are included in the statement of financial condition.

Payroll Reimbursement

During 2005, certain employees of the Company performed services on behalf of Seagate Global Advisors. For the year ended December 31, 2005, $80,000 was received from Seagate Global Advisors as reimbursement for such services and is netted in compensation in the statement of operations.

Clearing Broker Transactions

Tradition, a broker-dealer and a member of the Company, serves as the Company's clearing broker, where all customer transactions are cleared on a fully disclosed basis. During 2005, clearing fees totaling $ 54,926 were paid to Tradition.

NOTE D – Employee Benefit Plan

The Company maintains a qualified 401(k) employee savings and profit sharing plan for the benefit of substantially all employees. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company has the option to make additional profit sharing contributions to the plan. Employer contributions to the plan amounted to $ 5,751 in 2005.

NOTE E – Lease Commitments

The Company subleases office space from its affiliate, Seagate Global Advisors LLC, on a month-to-month basis. Rent expense for the year ended December 31, 2005 of $ 21,153, is included in other operating expenses in the statement of operations.

NOTE F – Customer Deposit

At December 31, 2005, the customer deposit of $149,980 represents a trading collateral deposit from one of the Company's customers to finance margin trading positions.

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $ 39,307, which is $ 24,400, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 5.69 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

GOVDESK LLC

COMPUTATION OF NET CAPITAL

December 31, 2005

NET CAPITAL	
Members' equity	$ 501,475
Less nonallowable assets:	
Due from clearing broker - nonallowable	(2,398)
Advances to officers	(241,866)
Other current assets	(10,585)
Investment in limited partnership	(196,076)
Furniture and equipment, net	(11,243)
Total adjustments	(462,168)
NET CAPITAL	$ 39,307
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 42,246
Commissions payable	25,263
State taxes payable	6,000
Customer deposit	149,980
	$ 223,489
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 14,907
Net capital in excess of minimum requirement	$ 24,400
Ratio of aggregate indebtedness to net capital	5.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 45,279
Audit adjustments - State taxes payable	(6,000)
Rounding	28
Net capital as reported herein	$ 39,307
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 217,488
Audit adjustments to - State income taxes payable	6,000
Rounding	1.
Aggregate indebtedness, as reported herein	$ 223,489

These differences result in a ratio of aggregate indebtedness to net capital of 5.69 to 1.0 rather than 4.80 to 1.0 as previously reported.

GOVDESK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 3, 2006

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the financial statements of Govdesk LLC for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Govdesk LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may

become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Govdesk LLC, taken as a whole. Our study and evaluation disclosed no condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Govdesk LLC may occur and not be detected within a timely period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS